Exhibit 99.1

Achilles Therapeutics Reports Second Quarter 2024 Financial Results and Recent Business Updates

– Announced research collaboration with Arcturus Therapeutics to explore second-generation mRNA cancer vaccines using Achilles’ AI-powered, tumor-targeting technology –

– Provided interim Phase I/IIa update on the use of cNeT in Advanced NSCLC and Melanoma including first patients with enhanced host conditioning (EHC), with the first three EHC patients showing improved cNeT persistence and engraftment –

– Cash position of $95.1 million supports operations through 2025 –

London, UK 14 August 2024 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors, today announced its financial results for the second quarter ended June 30, 2024, and recent business highlights.

“During the second quarter we shared interim Phase I/IIa data from our ongoing CHIRON and THETIS TIL-based cNeT clinical trials and established an important research collaboration with Arcturus Therapeutics to explore the use of clonal neoantigens in second-generation personalized mRNA cancer vaccines”, said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “Our insights into the factors that drive durable engraftment and immune evasion led us to add an additional cohort in the CHIRON and THETIS trials to evaluate cNeT persistence and clinical activity in patients with enhanced host conditioning (EHC). These findings, along with the cancer vaccine research collaboration, continue to illustrate the potential value of our platform, including the unparalleled capability of PELEUS to select tumor targets with the highest potential for immune system recognition in a variety of modalities including TIL, neoantigen vaccines, ADCs, and TCR-T therapies.

Our financial position remains strong with more than $95 million in cash, which we expect to support operations through 2025, including the completion of the ongoing Phase I/IIa trials and the Arcturus collaboration.”

Clinical and Business Updates

•
Announced research collaboration with Arcturus Therapeutics to explore second-generation mRNA cancer vaccines

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Combines Achilles’ AI-powered, tumor-targeting technology with Arcturus’ self-amplifying mRNA platform
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Combined technologies have the potential to generate potent and durable T cell responses in pre-clinical IND-enabling studies
•
Provided an interim Phase I/IIa update on the use of clonal neoantigen reactive T cells (cNeT) in advanced NSCLC and melanoma
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Dosed first EHC patients in CHIRON and THETIS, with the first three EHC patients showing improved cNeT persistence and engraftment
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Delivered 10 products containing over 100 million cNeT and five containing over one billion cNeT
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Matilde Saggese, MD, has been appointed as Interim Chief Medical Officer. Dr. Saggese has served as Vice President and Medical Director of Achilles Therapeutics since March 2021.

Financial Highlights

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Cash and cash equivalents: Cash and cash equivalents were $95.1 million as of June 30, 2024, as compared to $131.5 million as of December 31, 2023. The Company believes that its cash and cash equivalents are sufficient to fund its planned operations through 2025.
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Research and development (R&D) expenses: R&D expenses were $13.6 million for the second quarter ended June 30, 2024, compared to $13.8 million for the second quarter ended June 30, 2023. The decrease was primarily driven by decreased activity in THETIS and lower personnel costs, partially offset by increased activity in CHIRON.
•
General and administrative (G&A) expenses: G&A expenses were $4.2 million for the second quarter ended June 30, 2024, compared to $4.3 million for second quarter ended June 30, 2023. This decrease was primarily driven by lower personnel costs and lower insurance premiums.
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Net loss: Net loss for the second quarter ended June 30, 2024 was $16.4 million or $0.41 per share compared to $16.8 million or $0.42 per share for the second quarter ended June 30, 2023.

2024 Focus

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Clinical Data: Report clinical activity and translational science data from patients in CHIRON and THETIS, evaluating the benefit of EHC, with a meaningful data update expected in the second half of 2024
•
Arcturus Collaboration: Ongoing evaluation of best-in-class, self-amplifying mRNA (sa-mRNA) personalized cancer vaccines (PCVs) targeting clonal neoantigens with the potential to generate IND-enabling data

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Translational Science: Leverage the Company’s unique bioinformatics platform to better understand the drivers associated with clinical responses
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Manufacturing Development: Continue VELOS™ and PELEUS™ development to optimize cNeT dose and functionality

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Forward-looking statements in this press release include, but are not limited to, statements regarding the timing of the Company’s clinical and translational data updates and the Company’s beliefs about recent data updates, and expectations related to the Company’s cash runway and operating expenses and capital expense requirements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Investors:

Meru Advisors

Lee M. Stern

lstern@meruadvisors.com

Media:

ICR Consilium
Sukaina Virji, Tracy Cheung, Dylan Wilks
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 95,111	$ 131,539
Prepaid expenses and other current assets	22,706	14,094
Total current assets	117,817	145,633
Property and equipment, net	6,954	9,171
Operating lease right of use assets	4,165	4,372
Deferred tax assets	41	41
Restricted cash	53	33
Other assets	2,156	2,206
Total non-current assets	13,369	15,823
Total assets	$ 131,186	$ 161,456
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 2,865	$ 5,629
Accrued expenses and other liabilities	7,225	7,828
Operating lease liabilities - current	4,205	3,539
Total current liabilities	14,295	16,996
NON-CURRENT LIABILITIES:
Operating lease liabilities - non-current	258	1,076
Other long-term liability	1,158	1,015
Total non-current liabilities	1,416	2,091
Total liabilities	15,711	19,087

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.001 par value; 41,087,901 and 41,082,948 shares authorized, issued and outstanding at June 30, 2024 and December 31, 2023, respectively	54	54
Deferred shares, £92,451.85 par value, one share authorized, issued and outstanding at June 30, 2024 and December 31, 2023, respectively	128	128
Additional paid in capital	417,914	415,210
Accumulated other comprehensive income	(14,015)	(13,071)
Accumulated deficit	(288,606)	(259,952)
Total shareholders’ equity	115,475	142,369
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 131,186	$ 161,456

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
OPERATING EXPENSES:
Research and development	$ 13,635	$ 13,774	$ 23,775	$ 27,642
General and administrative	4,164	4,318	8,323	9,003
Total operating expenses	17,799	18,092	32,098	36,645
LOSS FROM OPERATIONS:	(17,799)	(18,092)	(32,098)	(36,645)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	1,427	1,212	3,429	2,303
Total other income (expense), net	1,427	1,212	3,429	2,303
Loss before income taxes	(16,372)	(16,880)	(28,669)	(34,342)
(Provision) benefit for income taxes	(8)	34	15	(10)
Net loss	(16,380)	(16,846)	(28,654)	(34,352)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	195	3,817	(944)	7,794
Comprehensive loss	$ (16,185)	$ (13,029)	$ (29,598)	$ (26,558)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (0.41)	$ (0.42)	$ (0.71)	$ (0.86)
Weighted average ordinary shares outstanding—basic and diluted	40,355,972	39,899,944	40,318,690	39,816,528